UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Wells Real Estate Investment Trust II, Inc.

(Exact name of registrant as specified in its charter)

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 449-7800

(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Leo F. Wells, III

President

Wells Real Estate Investment Trust II, Inc.

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 449-7800

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Robert H. Bergdolt, Esq.

DLA Piper US LLP

4700 Six Forks Road, Suite 200

Raleigh, North Carolina 27609-5244

(919) 786-2000

Approximate date of commencement of proposed sale to public: Sales under the Company’s registration statement are ongoing. This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Explanatory Note

This Post-Effective Amendment No. 3 to the Registration Statement on Form S-11 (No. 333-125643) is filed pursuant Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits

(b)	The following exhibit is filed as part of this registration statement:

Ex.	Description
23.2	Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on March 29, 2007.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

By:	/s/ Leo F. Wells, III
Leo F. Wells, III
President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Leo F. Wells, III	President and Director	March 29, 2007
Leo F. Wells, III

/s/ Douglas P. Williams	Executive Vice President and Director	March 29, 2007
Douglas P. Williams	(Principal Financial and Accounting Officer)

*	Independent Director	March 29, 2007
Charles R. Brown

*	Independent Director	March 29, 2007
Richard W. Carpenter

*	Independent Director	March 29, 2007
Bud Carter

*	Independent Director	March 29, 2007
Donald S. Moss

*	Independent Director	March 29, 2007
Jack M. Pinkerton

*	Independent Director	March 29, 2007
Neil H. Strickland

*	Independent Director	March 29, 2007
W. Wayne Woody

*	/s/ Douglas P. Williams
Douglas P. Williams
Douglas P. Williams, as attorney-in-fact